Guskin Gold Corp.
4500 Great America Parkway, Suite 100
Santa Clara, CA 95054 USA
Tel: (408) 766-1511
www.guskingold.com

March 1, 2021

Anuja A. Majmudar

Attorney-Adviser

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: GUSKIN GOLD CORP.

Registration Statement on Form S-1

Filed January 25, 2021

File No. 333-252375

Dear Ms. Majmudar:

Guskin Gold Corp., a Nevada corporation (the “Company”), has received and reviewed your letter pertaining to the Company’s Registration of Form S-1 (the “Registration Statement”) filed with the Securities & Exchange Commission (the “Commission”) on January 25, 2021, and as amended February 12, 2021. Specific to your comments, our responses below are in addition to those filed via the Edgar system, the following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 22, 2021.

Amendment No. 1 to Registration Statement on Form S-1 General

1.  Please update your financial statements and all related disclosures to comply with Rule 8- 08 of Regulation S-X.

RESPONSE: We have amended the filing, in its entirety, in accordance with the foregoing comment.

CONCLUSION

In connection with the Company’s responding to the comments set forth in the February 22, 2021, letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Naana Aasante
By: Naana Assante
Title: Principal Executive Officer & Principal Financial Officer

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